Exhibit 6.2

ADDENDUM TO SOFTWARE TRANSFER AGREEMENT

The following Addendum (“Addendum”) is entered into as of February 18, 2022 to modify Section 3.1 of the SOFTWARE TRANSFER AGREEMENT (“Agreement ”) originally executed on January 1, 2021, (the “Effective Date”) by and between Ohanae Pte Ltd, a Singapore corporation with offices at 43 Science Park Road #01-11, Singapore 117408 (“OSG”) and Ohanae, Inc., a Delaware corporation, with its principal office at 54 West 40th Street, New York, NY 10018 (“Ohanae”) (OSG and Ohanae each, a “Party;” together, the “Parties ”).

For the convenience of the Parties it is hereby mutually agreed that Paragraph 3.1 of the Agreement is amended to read as follows:

3.1 Payment Terms. Having transferred 15,000,000 common shares of Ohanae, Inc. Delaware corporation Common Stock to OSG, it is now agreed that the additional amount payable by Ohanae in the amount of Six Hundred Eighty Thousand Dollars (“$680,000”) shall be due upon the receipt of Six Hundred Eighty Thousand Dollars (“$680,000”)in net proceeds from an Ohanae Reg A+ offering (the “Due Date”) to the extent possible, with any shortfall to be paid from other sources of funding going forward.

Except as amended above, the Agreement stands unmodified.

Dated: February 18, 2022

AGREED TO:

Ohanae Pte Ltd, a Singapore Limited Company

/s/ Janice Chan

Janice Chan, Director

Ohanae, Inc., a Delaware Corporation

/s/ Gregory Hauw

Gregory Hauw, Director